UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation

50 North Third Street

Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010

Notes to Financial Statements - December 31, 2011 and 2010

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) - December 31, 2011

Schedule of Reportable Transactions, Schedule H, Line 4(j) - December 31, 2011

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 8, 2012	By: /s/ John W. Kozak

Printed Name: John W. Kozak

Title: Chief Financial Officer

PARK NATIONAL CORPORATION

EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

Financial Statements and Supplemental Schedules

Park National Corporation

Employees Stock Ownership Plan

Years Ended December 31, 2011 and 2010

With Report of Independent Registered Public Accounting Firm

Park National Corporation

Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors of Park National Corporation

Plan Administrator of Park National Corporation Employees Stock Ownership Plan

Newark, Ohio

We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio

June 8, 2012

1

Park National Corporation

Employees Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$55,064,377	$57,693,149
Mutual Funds
Equity index funds	10,516,570	10,739,870
Bond funds	3,121,861	2,959,140
Blended index funds	3,449,357	2,889,648
Interest-bearing account, issued by
The Park National Bank	3,194,505	3,515,992

Total Investments	75,346,670	77,797,799

Accrued interest and dividends	37,406	26,965

NET ASSETS AVAILABLE FOR BENEFITS	$75,384,076	$77,824,764

See accompanying notes to financial statements.

2

Park National Corporation

Employees Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2011 and 2010

	2011	2010

Investment income (loss):
Net realized and unrealized appreciation/(depreciation)
in fair value of investments	$(6,415,054)	$12,619,921
Interest and dividends	3,490,333	3,330,021
Other	-	1,059
Total investment income (loss)	(2,924,721)	15,951,001

Contributions:
Employer	1,093,493	1,024,245
Employee	4,470,628	4,262,451
Rollover	494,082	296,693
Total contributions	6,058,203	5,583,389

Benefit payments to participants	5,574,170	5,496,594

Net (decrease) increase in net assets available for benefits	(2,440,688)	16,037,796

Net assets available for benefits at beginning of year	77,824,764	61,786,968

Net assets available for benefits at end of year	$75,384,076	$77,824,764

See accompanying notes to financial statements.

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed 30 days of service, and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) was $16,500 for 2011 and 2010. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. Effective January 1, 2010, Park’s employer matching contribution was 25% of all employee KSOP contributions.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings, and charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

1. Description of the Plan (continued)

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock.

ESOP

Effective January 1, 2002, the Plan was amended and restated to become an ESOP Plan that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Valuation of Investments

The Plan’s investments are reported at fair value. Refer to Note 10 – Fair Values. Purchases and sales of securities are recorded on a trade-date basis.

Investment Income

Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

2. Summary of Accounting Policies (continued)

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2011 and 2010, approximately 73% and 74%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

At December 31, 2011 and 2010, approximately 4% and 5%, respectively, of the Plan's assets were invested in interest bearing accounts issued by Park National Bank. Investments in the deposit account may from time to time exceed the federally insured limits.

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

2. Summary of Accounting Policies (continued)

Issued But Not Yet Effective Accounting Standards

ASU No. 2011-04 – Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs: In May 2011, FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRSs (ASU 2011-04). The new guidance in this ASU results in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Certain amendments clarify the FASBs intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. These amendments also enhance disclosure requirements surrounding fair value measurement. Most significantly, an entity will be required to disclose additional information regarding Level 3 fair value measurements including quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of these amendments is not expected to have a material effect on the Plan’s financial statements.

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

4. Investments

The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan’s investments (including investments bought and sold as well as held during the year) appreciated/(depreciated) in fair value during the years ended December 31, 2011 and 2010 as follows:

	2011	2010

Park National Corporation Common Stock	$(6,067,250)	$10,940,975
Vanguard Institutional Index Fund	(1,155)	575,605
Vanguard Short-Term Investment-Grade Bond Fund	(18,088)	27,596
Vanguard Growth Index Fund	9,869	252,423
Vanguard Extended Market Index Fund	(97,792)	379,754
Vanguard Balanced Index Fund	35,956	205,917
Vanguard Total International Stock Index Fund	(312,771)	150,565
Vanguard Target Retirement 2015 Fund	(3,837)	8,529
Vanguard Target Retirement 2025 Fund	(13,630)	11,388
Vanguard Target Retirement 2035 Fund	(4,821)	6,825
Vanguard Target Retirement 2045 Fund	(6,890)	4,053
Vanguard Intermediate-Term Bond Index Fund	65,355	56,291
	$(6,415,054)	$12,619,921

The following table represents the fair value of those investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

	2011	2010

*Park National Corporation Common Stock	$55,064,377	$57,693,149
Vanguard Institutional Index Fund	5,055,185	4,960,225

* Nonparticipant-directed

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

5. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the nonparticipant-directed portion of the Park National Corporation Common Stock investment. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2011	2010

Investment, at fair value:
Park National Corporation Common Stock	$55,064,377	$57,693,149
The Park National Bank FDIC Account	34,693	123,153
	$55,099,070	$57,816,302

Changes in assets:
Contributions	$5,635,119	$5,328,019
Interest and dividend income	3,101,180	2,959,303
Other	-	794
Distributions to participants	(3,796,973)	(3,641,467)
Net transfers to participant directed investments	(1,589,308)	(2,232,607)
Net appreciation/(depreciation) in fair value of
investments	(6,067,250)	10,940,975
Increase/(decrease) in assets	$(2,717,232)	$13,355,017

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan applied for a new determination letter on January 31, 2009 which has yet to be received. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

9

Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

7. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2011	2010

Park National Corporation Common Stock	$55,064,377	$57,693,149
The Park National Bank FDIC Account	3,194,505	3,515,992

	$58,258,882	$61,209,141

At December 31, 2011, the Plan held 846,363 shares of Park National Corporation Common Stock, with a fair value of $55,064,377. At December 31, 2010, the Plan held 793,906 shares of Park National Corporation Common Stock, with a fair value of $57,693,149.

During 2011 and 2010, cash dividends of $3,100,826 and $2,958,915, respectively, were paid to the Plan by Park National Corporation.

At December 31, 2011 and 2010, the Plan held a participant-directed interest bearing account issued by The Park National Bank of $3,159,812 and $3,392,839, respectively. At December 31, 2011 and 2010, the Plan held nonparticipant-directed interest-bearing accounts issued by Park National Bank of $34,693 and $123,153, respectively. During 2011 and 2010, interest of $5,003 and $6,492, respectively, was paid to the Plan by The Park National Bank.

During 2011 and 2010, the Plan purchased 83,047 shares and 64,315 shares, respectively, of Park National Corporation Common Stock.

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Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

8. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$75,384,076	$77,824,764
Less: Accrued interest and dividends	(37,406)	(26,965)

Net assets available for benefits per the Form 5500	$75,346,670	$77,797,799

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

	2011	2010

Net increase/(decrease) in net assets available for benefits
per the financial statements	$(2,440,688)	$16,037,796
Less: Accrued interest and dividends	(37,406)	(26,965)
Plus: Prior year accrued interest and dividends	26,965	10,097

Net income/(loss) per the Form 5500	$(2,451,129)	$16,020,928

9. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, and interest bearing accounts. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

11

Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

10. Fair Values

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

12

Park National Corporation

Employees Stock Ownership Plan

Notes to Financial Statements

December 31, 2011 and 2010

11. Subsequent Event – Sale of Vision Bank

On February 16, 2012, Park and its wholly-owned subsidiary, Vision Bank, a Florida state-charted bank, completed their sale of substantially all of the performing loans, operating assets and liabilities associated with Vision Bank to Centennial Bank (“Centennial”), an Arkansas state-chartered bank which is a wholly-owned subsidiary of Home BancShares, Inc., an Arkansas Corporation (“Home”) as contemplated by the previously announced Purchase and Assumption Agreement by and between Park, Vision Bank, Home and Centennial, dated as of November 16, 2011, as amended by the First Amendment to Purchase and Assumption Agreement, dated as of January 25, 2012 and the Second Amendment to Purchase and Assumption Agreement, dated as of April 30, 2012. As part of this transaction, each Vision Bank employee, being 100% vested in the Plan, is entitled to their entire account balance under the Employees Stock Ownership Plan, determined as of February 16, 2012. All payments thereafter will be made from the Plan in accordance with the terms of the Plan.

13

SUPPLEMENTAL SCHEDULES

Park National Corporation

Employees Stock Ownership Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(b)	(c)
Identity of Issue,	Description of Investment Including		(e)
Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
or Similar Party	Collateral, Par or Maturity Value	Cost	Value

Interest-bearing account
* The Park National Bank FDIC Account	Interest rate of 0.15%	$3,194,505	$3,194,505

Common Stock:
* Park National Corporation
Common Stock	846,363 shares	$47,841,647	$55,064,377

Mutual Funds:
Vanguard Institutional Index Fund	43,943 shares	**	$5,055,185
Vanguard Short-Term Investment
Grade Fund	142,464 shares	**	1,515,812
Vanguard Growth Index Fund	70,540 shares	**	2,076,701
Vanguard Extended Market Index
Fund	54,840 shares	**	1,854,154
Vanguard Intermediate-Term Bond
Index Fund	136,453 shares	**	1,606,049
Vanguard Balanced Index Fund	106,712 shares	**	2,298,569
Vanguard Total International Stock
Index Fund	117,192 shares	**	1,530,530
Vanguard Target Retirement 2015 Fund	33,835 shares	**	416,169
Vanguard Target Retirement 2025 Fund	36,149 shares	**	443,553
Vanguard Target Retirement 2035 Fund	10,140 shares	**	126,855
Vanguard Target Retirement 2045 Fund	12,759 shares	**	164,211

Total Mutual Funds		**	$17,087,788

Total Investments Held at End of Year			$75,346,670

* Indicates party-in-interest to the Plan.

** Disclosure of historical cost is not required for participant-directed investments.

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Park National Corporation

Employees Stock Ownership Plan

Schedule H, Line 4j

Schedule of Reportable Transactions

For the year ended December 31, 2011

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets

The Park National Bank	FDIC Account, 85 purchases	$8,816,360	$-	$8,816,360	$8,816,360	$-
The Park National Bank	FDIC Account, 145 sales	-	9,137,847	9,137,847	9,137,847	-

Park National Corporation
Common Stock	Common Stock, 24 purchases	$5,185,482	$-	$5,185,482	$5,185,482	$-
Common Stock	Common Stock, 8 sales	$-	$247,471	$376,736	$247,471	$(129,265)

15